Correspondence

November 8, 2006

Via Facsimile and Federal Express

Ms. Mary K. Fraser
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20549

Re:	AspenBio Pharma, Inc. Form SB-2 Registration Statement Filed September 20, 2006 File No. 333-137504

Ladies and Gentlemen:

Based on your oral confirmation that the Securities and Exchange Commission has no further comments on the Registration Statement, we are requesting acceleration of the Registration Statement.

      We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We confirm that we are aware of our responsibilities under the Securities Act and under the Exchange Act as they relate to the public offering of securities specified in the Registration Statement. The undersigned hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “1933 Act”), that the effectiveness of the Registration Statement on Form SB-2 referred to above be accelerated so that it will be declared effective at 3:00 p.m., Eastern time, or as soon as practicable thereafter, on Thursday, November 9, 2006. We understand that this request for acceleration is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws.

Ms. Mary K. Fraser
November 8, 2006

        With this letter we also request that the request for acceleration of the Registration Statement as recently submitted to you, requesting acceleration to Friday, November 10, 2006, be withdrawn.

        We ask that you advise Theresa M. Mehringer, Esq. at 303-796-2626 upon the Registration Statement becoming effective. Please leave a voice mail message if you are unable to speak with Ms. Mehringer personally.

Respectfully submitted ASPENBIO PHARMA, INC. /s/ Jeffrey G. McGonegal Jeffrey G. McGonegal, Chief Financial Officer